Exhibit 99.1

MAMMA.COM INC. ISSUES UPDATE ON PLAN
TO ACQUIRE COPERNIC TECHNOLOGIES INC.

Montreal, Canada, September 29th, 2005 – Mamma.com Inc., (the “Company”), (NASDAQ: MAMA) today stated that negotiations to acquire Copernic Technologies Inc. are ongoing and that the Company’s evaluation of due diligence materials is nearing completion. Both parties expect to close the transaction before November 30th, 2005. It was previously expected that the parties would close the transaction in the third quarter of 2005.

“Although our schedule for completing due diligence was very aggressive, we are now evaluating due diligence results and our review is progressing satisfactorily. Our discussions with Copernic continue to move forward and we are satisfied with the intensity of the exchanges. We are focused on working with Copernic towards the completion of this deal,” said Guy Fauré, President and CEO of Mamma.com Inc. “We strongly believe that the synergies created with Copernic in the search space combined with Mamma’s Ad Network business will make us a stronger contender in the on-line advertising industry,” added Fauré.

“Our team is putting forth all of its efforts in connection with this transaction,” said Martin Bouchard, Chairman of Copernic Technologies. “We are eager to bring our expertise together with Mamma’s and build a stronger and more competitive player in the Internet search sector,” added Bouchard.

The closing of the acquisition will be effected by the parties pursuant to a definitive purchase agreement, when and if negotiated and entered into by Mamma.com and Copernic. The specific terms and conditions of the LOI between Mamma.com and Copernic, including the proposed purchase price, are not being disclosed at this time due to the confidentiality restrictions in the LOI and our ongoing evaluation of due diligence, which could materially alter such terms and conditions, including the purchase price. According to the LOI, the acquisition would be subject to, among other conditions, approval by the directors of Mamma.com Inc., the shareholders of Copernic Technologies Inc. and the satisfactory review of due diligence results now in hand. Although Mamma.com and Copernic are discussing the terms and conditions of a definitive purchase agreement in good faith, there is no guarantee that the parties will successfully negotiate and enter into a definitive acquisition agreement, or, that if entered into, the parties will be able to satisfy the conditions prerequisite to closing. Merriman Curhan Ford & Co, an investment bank headquartered in San Francisco, is acting as M&A advisor to Mamma.com in this potential acquisition.

About Mamma.com Inc.

Mamma Media Solutions™ is focused on providing first-rate quality information retrieval on the Internet through its metasearch engine and is a leading provider of integrated marketing solutions to online advertisers. Mamma.com The Mother of All Search Engines® (www.mamma.com) is one of the most popular metasearch engines on the Internet, as it makes it easier and faster for people to find information by gathering the most relevant results from the best search engines on the Internet. Mamma Media Solutions™ is equally focused on being one of the leading providers of online marketing solutions to advertisers as its integrated offer includes keyword search listings, numerous sizes of graphic ad units and opt-in email marketing solutions. Mamma Media Solutions™ maintains a large publisher network on which it distributes search and graphic ad units for its advertisers. The Company also holds minority interests in analog integrated circuit products, and in the new media and telecommunications sectors. For more information, visit www.mammamediasolutions.com.

About Copernic Technologies Inc.

Copernic develops cutting-edge search and information management solutions that enable home and business PC users to maximize their information assets and become more efficient and proactive in their daily lives. The company is dedicated to providing its customers with cost-effective Web and desktop search technology that enables better decision-making and increased productivity. All Copernic products feature simple fast downloading, automatic installation, and the most ease-of-use in the industry. With unique and powerful product features, Copernic is the name that consumers and professionals trust to deliver the highest quality search products. For more information, visit www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and include but are not limited to whether the 2004 financial statements will be issued and filed and if so when.

FOR INFORMATION PLEASE CONTACT:

Guy Fauré
President and CEO
Mamma.com Inc.
Telephone Toll Free: (888) 844-2372 #146
Telephone Local: (514) 908-4346
Email:guy@mamma.com
Web site: www.mammainc.com

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